SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ALLENA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

018119107

(CUSIP Number)

November 6, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 018119107		13G

1.	Names of Reporting Persons HBM BioCapital II LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,638,330 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,638,330 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,638,330 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 7.94%(2)

12.	Type of Reporting Person (See Instructions) CO

(1)           The board of directors of HBM BioCapital II Management Ltd., the general partner of the HBM BioCapital II LP, has sole voting and dispositive power with respect to the shares. The board of directors of HBM BioCapital II Management Ltd. consists of Mark Wanless, Andrew Wignall and Jim Millen, none of whom has individual voting or investment power with respect to the shares.

(2)           This percentage is calculated based upon 20,621,848 shares of the issuer’s Common Stock outstanding following completion of issuer’s public offering according to the prospectus supplement filed by the issuer with the Securities and Exchange Commission on November 2, 2017.

Item 1(a).	Name of Issuer: Allena Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: One Newton Executive Park, Suite 202 Newton, MA 02462

Item 2(a).	Name of Person Filing: HBM BioCapital II LP

Item 2(b).	Address of Principal Business Office or, if none, Residence: 11-15 Seaton Place St. Helier Y9 JE4 0QH

Item 2(c).	Citizenship: Jersey, Channel Islands

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 018119107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

(a) Amount beneficially owned: 1,638,330(1)
(b) Percent of class: 7.94%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,638,330(1)
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,638,330(1)
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of a Group
Not applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and as not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)           The board of directors of HBM BioCapital II Management Ltd., the general partner of the HBM BioCapital II LP, has sole voting and dispositive power with respect to the shares. The board of directors of HBM BioCapital II Management Ltd. consists of Mark Wanless, Andrew Wignall and Jim Millen, none of whom has individual voting or investment power with respect to the shares.

(2)           This percentage is calculated based upon 20,621,848 shares of the issuer’s Common Stock outstanding following completion of issuer’s public offering according to the prospectus supplement filed by the issuer with the Securities and Exchange Commission on November 2, 2017.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

November 16, 2017

HBM BIOCAPITAL II LP
By: HBM Bio Capital Management Ltd.,
Its general partner

By:	/s/ Matthew Hague
Matthew Hague
Authorized Signatory

November 16, 2017

HBM BIOCAPITAL II LP
By: HBM Bio Capital Management Ltd.,
Its general partner

By:	/s/ Rachael Smith
Rachael Smith
Authorized Signatory

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)